Filed pursuant to Rule 424(b)(3)
Registration No. 333-283119

Prospectus Supplement No. 1
(To Prospectus dated May 19, 2025)

WELSBACH TECHNOLOGy Metals acquisition CORP.

This prospectus supplement updates, amends and supplements the prospectus dated May 19, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-4 (Registration No. 333-283119) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

WTMA Units and WTMA Common Stock are currently quoted on the Pink market under the symbols “WTMAU” and “WTMA,” respectively, and WTMA Rights are currently quoted on the OTCQB under the symbol “WTMAR.” As of June 12, 2025, the most recent closing price for the WTMA Units, WTMA Common Stock and WTMA Rights was $10.01, $12.50 and $0.4355, respectively.

Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (date of earliest event reported): June 11, 2025

Welsbach Technology Metals Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41183	87-1006702
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4422 N. Ravenswood Ave #1025

Chicago, Illinois 60640

(Address and zip code of principal executive offices)

(251) 280-1980

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, $0.0001 par value, and one Right to receive one-tenth of one share of Common Stock	WTMAU	N/A
Common Stock, $0.0001 par value per share	WTMA	N/A
Rights, each exchangeable into one-tenth of one share of Common Stock per share	WTMAR	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 4 to Merger Agreement

This section describes the material provisions of the Amendment (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Amendment, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Amendment.

On June 11, 2025, Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“WTMA”), entered into an Amendment No. 4 to Amended and Restated Agreement and Plan of Merger (the “Amendment”), by and among WTMA, WTMA Merger Subsidiary LLC (“Merger Sub”), and Evolution Metals LLC (“EM”), which amended the Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024 (as previously amended, the “Merger Agreement”), by and among WTMA, Merger Sub and EM, by among other things, extending the Agreement End Date of the Merger Agreement to September 30, 2025.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Amendment No. 4 to Amended and Restated Merger Agreement and Plan of Merger, dated as of June 11, 2025, by and among Welsbach Technology Metals Acquisition Corp., WTMA Merger Subsidiary LLC and Evolution Metals LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 13, 2025

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer and Director

2

Exhibit 2.1

Amendment No. 4 to Amended and Restated Agreement and Plan of Merger

Dated as of June 11, 2025

This Amendment No. 4 to Amended and Restated Agreement and Plan of Merger (this “Amendment”) is made and entered into as of the date first set forth above (the “Amendment Date”) by and among (i) Welsbach Technology Metals Acquisition Corp., a Delaware corporation (“Acquiror”), (ii) WTMA Merger Subsidiary LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and (iii) Evolution Metals LLC, a Delaware limited liability company (the “Company”). Acquiror, Merger Sub and the Company may be referred to herein individually as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties are all of the parties to that certain Amended and Restated Agreement and Plan of Merger, dated as of November 6, 2024, as amended by Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated November 11, 2024, Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated February 10, 2025 and Amendment No. 3 to Amended and Restated Agreement and Plan of Merger, dated March 31, 2025 (as may be further amended, modified or supplemented, the “Merger Agreement”); and

WHEREAS, the Parties now desire to amend the Merger Agreement and, pursuant to the provisions of Section 11.11 of the Merger Agreement, the Merger Agreement may be amended by the Parties in writing.

NOW THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

2.	Amendment. Pursuant to the provisions of Section 11.11 of the Merger Agreement, the Merger Agreement is hereby amended as follows:

(a)	The recitals of the Merger Agreements are hereby amended and restated in their entirety to provide as follows:

“Whereas, the parties hereto are all the parties to the Agreement and Plan of Merger, dated April 1, 2024 (the “Original Agreement”), and now desire to amend, restate and replace in its entirety the Original Agreement by entering into this Agreement on the terms and subject to the conditions set forth herein;

Whereas, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities;

Whereas, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware Limited Liability Company Act, as amended (the “DLLCA”), (x) Merger Sub will merge with and into the Company, the separate existence of Merger Sub will cease and the Company will be the surviving company and an indirectly wholly owned subsidiary of Acquiror (the “Merger”) and (y) Acquiror will change its name to “Evolution Metals & Technologies Corp.”;

Whereas, upon the Effective Time, all of the Company Membership Units (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;

Whereas, each of the parties hereto intends that, for United States federal income tax purposes (and, to the extent applicable, for state and local tax purposes), the Merger, together with the Precedent Transactions (as defined below), will qualify as a transfer to a corporation controlled by transferors within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations;

Whereas, the manager of the Company has (i) determined that it is advisable for the Company to enter into this Agreement and the documents contemplated hereby and (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

Whereas, the Company Equityholder (as defined below) intends to (i) declare this Agreement and the other documents contemplated hereby advisable for the Company to enter into and recommend the approval of this Agreement by the Company Members (as defined below) and (ii) approve this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

Whereas, the Board of Directors of Acquiror has (i) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders;

Whereas, Acquiror, as the sole member of Merger Sub, has (i) declared this Agreement and the other documents contemplated hereby advisable for Merger Sub to enter into and recommended the approval of this Agreement by the sole member and manager of Merger Sub, and (ii) approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

Whereas, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding Acquiror Common Shares redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Stockholder Approval (as defined below);

Whereas, as a condition and inducement to Acquiror’s willingness to enter into the Original Agreement, the Original Company Equityholder (as defined below) has executed and delivered to Acquiror a Company Equityholder Support and Lock-Up Agreement (as defined below) pursuant to which the Original Company Equityholder has agreed, among other things, (i) to vote in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to unitholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (ii) not to sell, transfer, convey or assign any Subject Units (as defined in the Company Equityholder Support and Lock-Up Agreement) until such time specified in the Company Equityholder Support and Lock-up Agreement;

Whereas, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support and Lock-up Agreement (as defined below, pursuant to which the Sponsor has agreed, among other things, (i) to vote (whether pursuant to a duly convened meeting of the members of the Company or pursuant to an action by written consent of the members of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (ii) not to sell, transfer, convey or assign any Acquiror Common Shares until such time specified in the Sponsor Support and Lock-up Agreement;

Whereas, in furtherance of the transactions contemplated hereby, the parties to this Agreement desire to implement an equity-based compensation plan, pursuant to which directors, officers and employees of Acquiror or Affiliates of Acquiror after the Closing Date may be entitled to compensation for their services, in the form of the Evolution Metals & Technology Corp. 2025 Equity Incentive Plan as attached hereto as Exhibit A (the “Incentive Plan”);

Whereas, after the date hereof, Acquiror may enter into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agree to purchase Acquiror Common Shares from Acquiror for an aggregate purchase price to be determined prior to or substantially concurrent with the Closing;

Whereas, in connection with the transactions contemplated hereby, and as a material inducement to each of the parties entering into this Agreement, the Company and Acquiror intend to enter into certain other agreements to consummate other transactions subject to the terms and conditions set forth therein, each to be effective on or about the Closing, which are collectively referred to as the “Precedent Transactions”;

Whereas, in the first step of the Precedent Transactions, the Company intends to form (i) a wholly owned subsidiary and Korean Chusik Hoesa company (“Korea NewCo”) and (ii) a wholly owned subsidiary and Korean non-Chusik Hoesa company (“Korea DRE”);

Whereas, in the second step of the Precedent Transactions, Korea DRE shall elect to be classified as a disregarded entity for U.S. federal income tax purposes (and file any necessary forms and take any further actions necessary to effectuate such classification);

Whereas, in the third step of the Precedent Transactions, the Company intends to contribute $78,870,000 (the “Capital Contribution”) to the capital of, and intends to assign its rights under the applicable Heads of Agreement between the Company and each of KCM Industry Co., Ltd., KMMI Inc, NS World Co., Ltd. and Handa Lab Co., Ltd. (collectively, the “Korean Targets”) to, Korea NewCo;

Whereas, in the fourth step of the Precedent Transactions, the Company intends to cause Korea NewCo to distribute the Capital Contribution to the Company in exchange for 16,571 Company Membership Units;

Whereas, in step 5-A of the Precedent Transactions, the equityholders of each of the Korean Targets (collectively, the “Korean Equityholders”) shall, pursuant to share exchange agreements, exchange all of their equity interests in the applicable Korean Target owned by such equityholder for the portion of the Company Membership Units set forth opposite such Korean Equityholder’s name as set forth in Section 1.1 of the Company Disclosure Letter, subsequent to which exchanges the Korean Targets shall become wholly owned subsidiaries of Korea NewCo;

Whereas, in step 5-B of the Precedent Transactions, Korea NewCo shall, pursuant to an agreement and plan of merger, merge with and into Korea DRE, such that the separate existence of Korea NewCo shall cease and Korea DRE shall be the surviving company and a wholly owned subsidiary of the Company;

Whereas, in the sixth step of the Precedent Transactions, the Company Equityholder intends to form a wholly owned subsidiary and Delaware corporation (“US NewCo”), and immediately thereafter contribute 13,000 of Company Membership Units in exchange for 100 shares of common stock of US NewCo;

Whereas, in the seventh step of the Precedent Transactions, WTMA Merger Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“WTMA Merger Sub”), intends to merge with and into US NewCo pursuant to an agreement and plan of merger, such that (i) the separate existence of WTMA Merger Sub shall cease and US NewCo shall be the surviving corporation and a wholly owned subsidiary of Acquiror and (ii) the Company Equityholder shall receive $61,875,098 of Acquiror Common Shares in consideration for such merger;

Whereas, the transactions to be consummated hereunder (including, for the avoidance of doubt, the Merger) at the Closing are the eighth step of the Precedent Transactions and shall occur immediately following the seventh step of the Precedent Transactions;

Whereas, in the ninth step of the Precedent Transactions, the Company intends to (i) form a wholly owned subsidiary and Delaware limited liability company (“New LLC”) and (ii) contribute its right to acquire Critical Mineral Recovery, Inc. (“CMR”), pursuant to that certain Investment Agreement, between the Company and Rob Feldman, dated August 22, 2024, to New LLC in exchange for all of the limited liability company interests of New LLC (the “New LLC Interests”);

Whereas, in the tenth step of the Precedent Transactions, the Company intends to redeem from Acquiror an amount of Company Membership Units equal to the value of New LLC in exchange for a distribution to Acquiror of the New LLC Interests;

Whereas, in the eleventh step of the Precedent Transactions, New LLC shall form a wholly owned subsidiary and Delaware corporation (“Merger Sub 3”);

Whereas, in the twelfth step of the Precedent Transactions, Merger Sub 3 intends, pursuant to an agreement and plan of merger, to merge with and into CMR, such that (i) the separate existence of Merger Sub 3 shall cease and CMR shall be the surviving corporation and a wholly owned subsidiary of New LLC, (ii) the sole shareholder of CMR shall receive (A) Acquiror Common Shares with an anticipated value of $225,000,000, (B) cash in an amount of $125,000,000 in consideration for such merger and (iii) CMR shall receive a capital contribution in an amount up to $50,000,000 to be used to repay CMR’s Indebtedness;

Whereas, any transactions to be consummated pursuant to Subscription Agreements entered into with PIPE Investors in accordance with the terms hereof and thereof shall occur in step thirteen of the Precedent Transactions.”

(b)	The definition of “Closing Merger Consideration” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

““Closing Merger Consideration” means a number of Acquiror Common Shares having a value equal to $4,164,360,660.41 to be delivered to the Company Equityholder in payment of the Aggregate Merger Consideration.

(c)	The definition of “Company Minority Equityholders” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

““Company Minority Equityholders” means (i) Springrock Management Inc., a Nevada corporation, Jon Brown, Wendy Brown, Harry Evans, Tom Stoddard, Nicole Garcia, Vinesh Vasnani, Todd Brown, Michelle Brown, Raymond Brown, Lois Brown, Jim Paschke, Laveen Vasnani, Segal Family 2021 Irrevocable Trust, Michael Brown, Lundgren Holdings LLC, Hustis Holdings LLC and Charles E. Gerretson; (ii) subsequent to step 5-A of the Precedent Transactions (as described in the Recitals hereto), the Korean Equityholders; (iii) The NYX 2025 Irrevocable Trust UA Dated April 8, 2025, Andrew J. Knaggs, individual trustee; and (iv) subsequent to Step 6 of the Precedent Transactions (as described in the Recitals hereto), US NewCo.”

(d)	The definition of “Company Equityholder” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

““Company Equityholder” means The ZEUS Trust, UA dated April 15, 2025, William D. Wilcox, Jr., Settlor and Trustee.”

(e)	The definition of “Company Equityholder Support and Lock-Up Agreement” in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

““Company Equityholder Support and Lock-Up Agreement” means that certain Support and Lock-Up Agreement, dated as of the date hereof, by and among the Original Company Equityholder, Acquiror, Sponsor and the Company, as amended or modified from time to time.”

(f)	A new defined term, “Original Company Equityholder,” is hereby inserted in Section 1.1 of the Merger Agreement as follows:

““Original Company Equityholder” means William D. Wilcox, Jr.”

(g)	A new Section 1.4 is added in the Merger Agreement to read as follows:

“For purposes of any customary tax representation letter delivered to Jones Day in connection with the Precedent Transactions, (i) “Company Equityholder” means the Original Company Equityholder and (ii) following the effective time of the transfer by the Original Company Equityholder of all of his Company Membership Units, any reference to “Company Equityholder” also includes a reference to The Zeus Trust.”

(h)	Section 2.4(v) of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“to Acquiror, a duly executed IRS Form W-9 from the Original Company Equityholder, the Company Equityholder and each applicable Company Minority Equityholder certifying that such Person is a “United States person” as defined in Section 7701(a)(30) of the Code.”

(i)	Section 6.6 of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“Acknowledgement and Waiver Regarding Pre-Closing Transfers. The parties hereto acknowledge and agree that (a) prior to the Closing, the Original Company Equityholder assigned all of his Company Membership Units to the Company Equityholder and (b) such assignment shall not constitute a violation of Article VI or Article IX in any respect.”

(j)	Section 10.1(f) of the Merger Agreement is hereby amended and restated in its entirety to provide as follows:

“prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before September 30, 2025 (the “Agreement End Date”), unless Acquiror or Merger Sub is in material breach hereof;”

(k)	The Company Disclosure Letter is hereby amended and restated in its entirety in the form delivered between the parties hereto on the Amendment Date.

3.	Effect of Amendment; Full Force and Effect. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound hereby and this Amendment and the Merger Agreement shall be read and interpreted as one combined instrument. From and after the Amendment Date, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. Except as herein expressly amended or otherwise provided herein, each and every term, condition, warranty and provision of the Merger Agreement shall remain in full force and effect, and such are hereby ratified, confirmed and approved by the Parties.

4.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of Delaware.

5.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by electronic means, including DocuSign, Adobe Sign or other similar e-signature services, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the Amendment Date.

Welsbach Technology Metals Acquisition Corp.

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Chief Operating Officer

WTMA Merger Subsidiary LLC

By:	Welsbach Technology Metals Acquisition Corp.
Its:	Manager

By:	/s/ Christopher Clower
Name:	Christopher Clower
Title:	Authorized Signatory

Evolution Metals LLC

By:	/s/ David Wilcox
Name:	David Wilcox
Title:	Manager

[Signature Page to Amendment No. 4 to BCA]